Exhibit 99.6

University of Antelope Valley, Inc.

Interim Financial Statements

Six Months Ended June 30, 2020

University of Antelope Valley, Inc.
Table of Contents

LIGHTHEART | SANDERS

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of
University of Antelope Valley, Inc.

We have reviewed the accompanying interim financial statements of University of Antelope Valley, Inc. (a California Corporation), which comprise the balance sheet as of June 30, 2020, and the related statements of income, changes in stockholders’ equity and cash flows for the six months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants’ Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lightheart, Sanders and Associates
Certified Public Accountants

Madison, Mississippi
February 4, 2021

116 One Madison Plaza, Suite 1200, Madison MS 39110 ♦ 601-898-2727 ♦ www.lsacpafirm.com

University of Antelope Valley, Inc.

Balance Sheet

June 30, 2020

Assets
Current Assets
Cash and cash equivalents	$2,198,853
Accounts receivable, net of allowance for doubtful accounts	3,881,847
Other receivable	3,980
Inventory	197,680
Prepaid expenses	52,947
Total Current Assets	6,335,307

Depreciable Assets
Leasehold improvements	713,856
Vehicles	371,091
Equipment	1,171,054
Furniture and fixtures	647,126
Other depreciable assets	196,595
Signs	59,366
Total Depreciable Assets	3,159,088
Accumulated depreciation	(2,220,069)

Net Depreciable Assets	939,019

Construction In Progress	477,684

Other Assets
Intangible assets, net of amortization	24,804
Total Other Assets	24,804
Total Assets	$7,776,814

University of Antelope Valley, Inc.

Balance Sheet

June 30, 2020

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$393,758
Accrued liabilities	644,912
Income tax payable	6,558
Due to students	298,109
Deferred income	1,662,455
Current portion of long-term debt	465,186
Total Current Liabilities	3,470,978

Long-Term Liabilities, Net of Current Portion
Long-term debt	827,865
Total Long-Term Liabilities	827,865
Total Liabilities	4,298,843

Stockholders' Equity
Common stock	25,000
Additional paid in capital	685,000
Retained earnings (deficit)	2,767,971
Total Stockholders' Equity	3,477,971
Total Liabilities and Stockholders' Equity	$7,776,814

University of Antelope Valley, Inc.

Income Statement

For the 6 Months Ended June 30, 2020

Revenue
Tuition revenue	$4,067,442
Retail sales	215,270
Auxiliary income	164,708
Other fees	85,268
Total Net Revenue	4,532,688

Cost of Goods
Instructional	1,233,009
Books and supplies	163,048
Total Cost of Goods	1,396,057

Operating Expenses
Marketing	104,029
Depreciation and amortization	84,172
General and administrative	2,107,385
Occupancy and maintenance	668,088
Total Operating Expenses	2,963,674

Other Income (Expense)
Interest expense	(4,980)
Other income	806,898
Other expense	(2,298)
Total Other Income (Expense)	799,620
Net Income (Loss) Before Income Taxes	972,577
Net Income (loss)	$972,577

University of Antelope Valley, Inc.
Statement of Changes in Stockholders' Equity
For the 6 Months Ended June 30, 2020

	Common Stock	Additional Paid-In- Capital	Retained Earnings (deficit)	Total
Balance on December 31, 2019	$25,000	$685,000	$1,780,825	$2,490,825
Net income (loss)	-	-	972,577	972,577
Contributions	-	-	14,569	14,569
Balance on June 30, 2020	$25,000	$685,000	$2,767,971	$3,477,971

University of Antelope Valley, Inc.

Statement of Cash Flows

For the 6 Months Ended June 30, 2020

Cash Flows from Operating Activities
Net income (loss)	$972,577
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	84,172
(Increase) decrease in:
Accounts receivable	(391,600)
Other receivables	160
Prepaid expenses	(29,767)
(Decrease) increase in:
Accounts payable	(193,307)
Accrued liabilities	282,342
Due to students	(295,952)
Deferred income	(482,406)

Net Cash Provided By (Used In) Operating Activities	(53,781)

Cash Flows from Investing Activities
Acquisition of fixed assets	(307,852)

Net Cash Provided By (Used In) Investing Activities	(307,852)

Cash Flows from Financing Activities
Proceeds from debt	1,300,799
Payments on debt	(7,748)
Contributions	14,569

Net Cash Provided By (Used In) Financing Activities	1,307,620

Net Increase In Cash	945,987

Cash at Beginning of Year	1,252,86

Cash at End of Year	$2,198,853

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 1 – Business

University of Antelope Valley, Inc. is referred to as the “Institution” throughout this report.

University of Antelope Valley, Inc. (UAV, Inc.) located in Lancaster, California was formed in 1997. The Institution is a private post-secondary school located in Lancaster, California. UAV, Inc. provides degrees in business, communications, criminal justice, education, electrical engineering, nursing, sports management, career training in culinary arts, dental assistant, emergency care technician, fire science, medical assistant, paramedic, pharmacy technician, vocational nursing, and several other programs. The Institution is accredited by WASC Senior College and University Commission (WSCUC) and approved by the California Bureau for Private Postsecondary Education (BPPE). The Institution is certified by the U.S. Department of Education as eligible to participate in the federal financial aid programs under Title IV of the Higher Education Act of 1965, as amended.

University of Antelope Valley, LLC (UAV, LLC), a California limited liability company, is under the same ownership as UAV, Inc. UAV, LLC is engaged in the business of exclusively holding and renting land and buildings to UAV, Inc. as its primary business location.

The Institution elected the accounting alternative not to apply VIE guidance to a legal entity under common control leasing arrangement.

Note 2 – Significant Accounting Policies

Accounting Change – In prior years the Institution had consolidated the financial statements of UAV, LLC, a leasing company under common control with the Institution, because management believed that the Institution was the primary beneficiary of that variable interest entity.

The Institution has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles. Accordingly, the Institution has deconsolidated UAV, LLC in these financials beginning January 1, 2018. (See also Note 8.)

Significant Accounting Policies – The significant accounting policies are presented to assist in the understanding of the Institution’s financial statements. The financial statements and notes are representations of the Institution’s management, who is responsible for their integrity and objectivity. These accounting principles conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Pronouncement - The Institution has not elected to early implement Accounting Standards Update (ASU) 2016-2, Leases Topic 842. The Institution is evaluating the requirements to recognize lease asset(s) and liability(ies) on the balance sheet under the standard and the effects of the two implementation methods on financial results. Implementation of the standard requires additional disclosures and is required to be implemented for fiscal years beginning after December 15, 2021. The options for implementation are 2 transition methods which include a retrospective method based on the initiation of new leases or a cumulative entry to equity when adopted.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 2 – Significant Accounting Policies (continued)

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The statement of cash flows is prepared using the indirect method. The Institution considers all cash on hand and in banks, and all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Student Receivables and the Allowance for Doubtful Student Accounts – Student receivables consist of tuition advances against each student’s financial aid received through the Department of Education. Balances are expected to be collected within 6 months of the balance sheet date. If the student withdraws before the full advance has been earned the excess tuition is returned to the Department of Education and the Institution pursues the student for the remainder. The Institution maintains an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments. The Institution determines the adequacy of this allowance by regularly reviewing the receivables and applying expected loss percentages to certain student accounts receivable categories based upon historical bad debt experience. The Institution generally writes-off receivable balances deemed uncollectible as they are sent to collection agencies. The allowance for doubtful accounts as of June 30, 2020 was $1,713,857.

Inventory – The Institution maintains inventory consisting principally of books, kits and educational supplies. The inventory stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Maintenance, repairs, minor renewals and betterments, which do not extend the useful life of property are charged to expense as incurred. Major renewals and betterments are capitalized. For assets sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. Depreciation was $82,713 for the six months ended June 30, 2020.

Deferred Revenue – Deferred revenue consists of the portion of tuition charged but not earned and is reflected as a current liability in the accompanying balance sheet as such amount is expected to be earned within the next year.

Intangible Assets – An intangible asset, which consists a liquor license, is being accounted for in accordance with Financial Accounting Standards Board Statement 142. The costs of intangible assets with identifiable useful lives are amortized over the longer of their economic or legal life.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 2 – Significant Accounting Policies (continued)

Intangible Assets (continued) – “Goodwill and Other Intangible Assets”, requires management, at least annually, to test this asset for impairment. Impaired assets, under this statement, are required to be written down to their fair value. The amortization expense was $1,459 for the six months ended June 30, 2020.

Revenue Recognition Related to Student Contracts – We have analyzed the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and have concluded that no changes to accounting or policy are necessary to conform with the new standard. Revenues consist primarily of tuition and fees derived from courses offered by the Institution. Each student enters into a contract with the Institution for an instructional program at a fixed price for a fixed amount of course hours. Revenue from tuition and fees are recognized pro-rata (on a straight-line basis) over the relevant period attended by the student of the applicable course or program.

Sources of Revenue – Revenue is derived from student tuition, retail sales, auxiliary income and other fees in Lancaster, California.

Timing of Contract Revenue Recognition – Products transferred at a point in time consist of consumer retail. Revenue from retail product during the six months ended June 30, 2020 was $215,270. Retail products and services are sold directly to consumers and are recognized and collected generally concurrently as sales occur and/or services are completed.

Services transferred over time consist of instructional services for which tuition totaling $4,067,442 for the six months ended June 30, 2020 was charged. Revenues are recognized based on the hour thresholds designated specific to each educational program.

Revenue Contract Balances – The timing of revenue recognition and cash collections results in tuition receivables and deferred income on the balance sheet. Amounts are billed to students or submitted for payment of Title IV funds as each respective student progresses through the credit hours required for program completion noted in the contract with each respective student. The beginning and ending balances of tuition receivables based on contracts were $5,144,901 and $5,570,846, for the six months ended June 30, 2020, respectively.

Refunds – Refunds of retail services and/or goods are handled in accordance with Institution policy and are not included in net retail amounts after the date of the return. Refunds of tuition require the Institution to determine the date the respective student withdrew and the amount of earned and unearned tuition based on the amount of actual credit hours or scheduled credit hours the respective former student was in attendance. Refunds are determined on a case-by-case basis in accordance with Institution and federal policies.

Contract Performance Obligations – The Institution is obligated to perform under student contracts until it has been determined that the student has completed the contacted program(s) or withdrawn. Payments are requested/due as each student accumulates actual or scheduled program credit hours. The Institution’s goal in relation to students is to graduate each student from program(s) which meet or exceed industry, state and federal requirements. There are no guarantees related to the program(s) other than the previously mentioned refunds.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 2 – Significant Accounting Policies (continued)

Contract Performance Obligations (continued) – Beginning and ending balances on unearned revenue which is recognized based on actual or scheduled credit hours completed were $2,144,861 and $1,662,455, respectively. Unearned revenue is expected to be earned within one year from the balance sheet date.

Significant Judgements Related to Revenue Timing – The Institution recognizes tuition revenue and deferred revenue based on the actual or scheduled credit hours completed. The Institution believes that this output method is the best and most accurate measure of progress and most representative of services performed, as the hours portion of the calculation is consistent across the Institution’s students. Additionally, this method appropriately depicts the Institution’s performance as all institutions and students receiving Title IV assistance are held to the same measure of progress prior to student graduation. Fees for student tuition range from $2,612 to $82,078 based on each respective contract. The Institution recognizes retail revenue as sales/services are completed and when control/delivery takes place at the time of payment upon completion of the sale. There is no deferred revenue related to retail operations. All amounts involved in revenue recognition are short-term and have not been adjusted to reflect the time-value of money. There are no significant contract prices or non-cash consideration which are considered variable or otherwise in need of adjustment. The Institution recognizes all refunds and returns within industry standard expectations.

Advertising – Advertising costs are charged to expense when incurred. Advertising costs for the six months ended June 30, 2020 were $104,029. Advertising costs consist of various online and print ads.

Income Taxes – UAV, Inc. has elected to be treated as an S Corporation for the purposes of reporting income taxes. Accordingly, no provision for federal income tax has been recorded in the accompanying financial statements since the UAV, Inc.’s stockholders are required to report the results of the UAV, Inc.’s operations on their personal income tax returns but UAV, Inc. is subject to a California franchise tax of 1.5% of taxable income or minimum of $800 for the year ended December 31, 2020.

The Institution believes that is has support for any tax position taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

With few exceptions, the Institution is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2016.

Note 3 – Concentrations

Financial instruments that potentially subject the Institution to credit risk include tuition notes and accounts receivable from its students, a substantial number of whom rely on Title IV financial assistance from the U.S. Department of Education (ED) to fund their education. Collection of Title IV funds is reasonably assured, provided the students and the Institution comply with various student financial assistance requirements. The Institution does not require collateral from its students; however, the deferral of tuition income over the enrollment period limits credit risk to the tuition earned. Although changes in Title IV funding could significantly impact the Institution’s ability to attract students, recent trends indicate that funding levels will not be reduced.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 3 – Concentrations (continued)

The majority of the Institution’s students are within the Lancaster, California area. The Institution is subject to the economic conditions of that area.

Financial instruments that potentially subject the Institution to concentrations of credit risk consist principally of cash accounts in various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation to $250,000. As of June 30, 2020, cash balances in excess of insured limits approximately $2,150,189.

Note 4 – Transactions with Related Party

The Institution has two month-to-month leases, between the UAV, Inc. and UAV, LLC, for the facilities referred to as the Sierra Campus and the Pioneer Event Center. Total lease expenses of $396,900 were recorded. See note 8 for detail.

Note 5 – Intangible Assets

The liquor license of $29,181 is amortized on a straight-line basis over ten years and is presented net of accumulated amortization of $24,804. Amortization expense was $1,459 for the six months ended June 30, 2020. Future amortization expense is as follows:

For the 6 months ended December 31, 2020	$1,459
For the years ended December 31, 2021	2,918
2021	2,918
2022	2,918
2023	2,918
2024	2,918
Thereafter	8,755
$24,804

Note 6 – Debt

Long-term debts consisted of the following as of June 30, 2020:

Note payable to the Small Business Administration (PPP Loan), payable in monthly installments of $63,619 including interest at 1%, principal payments and interest is deferred for six months, final payment due April 2022	$1,136,120

Note payable to a bank, payable in monthly installments of $1,259 plus interest at 3.99%, final payment due February 2026, secured by a vehicle with a net book value of $88,233	76,521

Note payable to a bank, payable in monthly installments of $1,291 plus interest at 3.24%, final payment due February 2026, secured by a vehicle with a net book value of $91,831	80,410

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 6 – Debt

Long-term debt consisted of the following as of June 30, 2020:

Total	$1,293,051
Less current portion	(465,186)
Long-term debt	$827,865

Maturities of long-term debt are as follows:

Amount
For the 6 months ended December 31, 2020	$75,251
For the years ended December 31, 2021	781,995
2022	344,092
2023	27,775
2024	28,794
2025	29,850
Thereafter	5,294
$1,293,051

PPP Loan – In May 2020, the Institution received $1,136,120 through the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief and Economic Security Act (Cares Act). This loan is forgivable from the SBA if the Institution meets certain payroll requirements. Amounts determined unforgivable will be charged interest at a rate of 1.00%. The Institution is in the application process towards loan forgiveness.

Note 7 – Other Income

For the six months ended June 30, 2020, the Institution other income was as follows.

HEERF Grant Income	$806,898
Total Other Income	$806,898

Higher Education Emergency Relief Fund – The Institution was awarded Higher Education Emergency Relief Funds (HEERF) under Section 18004(a)(1) of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), for both the Institution and eligible students. In April 2020, the Institution received $1,613,796 for the Institution portion and student portion in total. The amount allocated to the students was $806,898, and the amount allocated to the Institution was $806,898. The student portion of $806,898 had been disbursed to eligible students as of June 30, 2020. The Institution incurred $806,898 in expenses related to Covid-19 for the six months ended June 30, 2020, which was included as other income on the accompanying income statement.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 8 – Commitments and Contingencies

The Institution has two month-to-month leases, between the UAV, Inc. and UAV, LLC, for the facilities referred to as the Sierra Campus and the Pioneer Event Center. The two leases have monthly rents of $51,100 and $15,150, respectively.

For information regarding this lease and the Lessor, the Institution has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles.

UAV, LLC leases five acres of land that comprise a portion of the Sierra Campus. The lease was assigned to UAV, Inc. on June 26, 2009, when the Sierra Campus was acquired. Lease payments are included in rent expense. The land lease requires UAV, Inc. to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. The land lease originated on January 28, 1964 and expires on January 31, 2034, with future rent increases scheduled on January 31 of 2021, 2026, and 2031. Rent increases are based on the change in the Consumer Price Index between the base date of February 1, 1964, and the date of the scheduled rent increase. The monthly land lease payment was $5,328 during the six months ended June 30, 2020.

Occupancy rent expense was $400,226 for the six months ended June 30, 2020.

The Institution has an operating lease, secured by office equipment, which commenced in March 2013 and renewed in April 2018. The current lease will expire in June 2021, at which time the Institution intends to upgrade the office equipment. Equipment lease expense was $27,275 for the six months ended June 30, 2020.

The Institution entered into a three-year lease on January 31, 2019. The lease will commence on or about August 22, 2019 for the rental use of fifteen passenger vehicles for nine months of each year, until 2021. The annual lease rate is $27,000 with no rate increase during the term of the lease.

Management is evaluating the potential effects of FASB ASU 2016-2 Leases (Topic 842) and has not elected to early implement as discussed per note 2, Pronouncement.

Minimum future lease payments under these operating leases are as follows:

For the 6 months ended December 31, 2020	$66,960
For the years ended December 31, 2021	112,428
2022	68,436
2023	63,936
2024	63,936
2025	63,936
Thereafter	516,816
$956,448

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2020

Note 9 – Retirement Plan

The Institution maintains a Cash or Deferred Profit-Sharing Plan (401(k) Plan) for the benefit of all their eligible employees. Eligibility is based on the completion of 1,000 hours and one year of service. Employer contributions are discretionary and are determined and authorized by the Institution each plan year. For the six months ended June 30, 2020, there were no matching contributions.

Note 10 – Supplemental Disclosures of Cash Information and Income Tax Provisions

Cash paid for interest and state income taxes for the six months ended June 30, 2020 were $4,980 and $0, respectively.

Note 11 – Subsequent Events

The Institution has evaluated all events or transactions that occurred after June 30, 2020 through February 4, 2021, the date these financial statements were available for issue.

The Institution made transfers to the stockholders of the Institution as follows:

September 2020	$48,333
October 2020	$69,750
November 2020	$94,750

For the period from June 30, 2020 through February 4, 2021 there were no other material recognizable subsequent events.